 Exhibit 99.1

CIBC Announces Election of Directors

TORONTO, April 8, 2021 /CNW/ - CIBC (TSX: CM) (NYSE: CM) announced today that the nominees listed in its Management Proxy Circular dated February 16, 2021 were elected as Directors of CIBC, which brings the Board to gender parity with 50% women and 50% men.

Detailed results of the vote for the election of directors held earlier today at CIBC's Annual Meeting of Shareholders are below.

On a vote by ballot, each of the following 14 nominees proposed by management was elected as a Director of CIBC:

Nominees	VOTES FOR		VOTES WITHHELD
Charles J.G. Brindamour	201,765,577	99.26%	1,494,262	0.74%
Nanci E. Caldwell	202,421,645	99.59%	838,194	0.41%
Michelle L. Collins	202,418,273	99.59%	841,566	0.41%
Patrick D. Daniel	201,112,081	98.94%	2,147,758	1.06%
Luc Desjardins	196,548,604	96.70%	6,711,235	3.30%
Victor G. Dodig	202,278,867	99.52%	980,972	0.48%
Kevin J. Kelly	202,596,626	99.67%	663,213	0.33%
Christine E. Larsen	202,467,853	99.61%	791,986	0.39%
Nicholas D. Le Pan	194,577,870	95.73%	8,681,969	4.27%
Mary Lou Maher	202,539,239	99.65%	720,600	0.35%
Jane L. Peverett	196,818,469	96.83%	6,441,370	3.17%
Katharine B. Stevenson	201,751,140	99.26%	1,508,699	0.74%
Martine Turcotte	202,520,926	99.64%	738,913	0.36%
Barry L. Zubrow	202,468,823	99.61%	791,016	0.39%

Final voting results on all matters voted on at the Annual Meeting will be available shortly at https://www.cibc.com/en/about-cibc/investor-relations/annual-meeting.html  and will be filed with Canadian and U.S. securities regulators.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/April2021/08/c6021.html

%CIK: 0001045520

For further information: Investor Relations: Alice Dunning, 416-861-8870, alice.dunning@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 14:34e 08-APR-21